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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                               (Rule 13d - 102)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                             THE MONEY STORE, INC.
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                  60934T 10 1
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                    SCHEDULE 13G


CUSIP No. 60934T 10 1

1.   Name of Reporting Person; S.S. or I.R.S. Identification No. of Above Person

     Marc Turtletaub

2.   Check the Appropriate Box if a Member of a Group

     (a)  [ ]

     (b)  [ ]


3.   SEC Use Only

4.   Citizenship or Place of Organization

    United States of America

Number of Shares                 5.   Sole Voting Power
Beneficially Owned
by Each Reporting                          18,566,330 shares
Person With:
                                 6.   Shared Voting Power

                                           1,403,420 shares

                                 7.   Sole Dispositive Power

                                           18,566,330 shares

                                 8.   Shared Dispositive Power

                                           1,403,420 shares

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     19,969,750 shares

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares  [ ]

11.  Percent of Class Represented by Amount in Row (9)

     34.60%

12.  Type of Reporting Person

  IN

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Item 1.
     (a)  Name of Issuer:     The Money Store Inc. (the "Company").

     (b) Address of Issuer's Principal Executive Offices: 2840 Morris Avenue, Union, NJ 07083

Item 2.
     (a)  Name of Person Filing:  Marc Turtletaub

     (b) Address of Principal Business Office or, if None Residence: 3301 "C" Street, Suite 100-M, Sacramento, CA 95816

     (c)  Citizenship:  United States of America

     (d) Title of Class of Securities: Common Stock, no par value (the "Common Stock").

     (e)  CUSIP Number:  60934T 10 1.

Item 3.
     If this statement is filed pursuant to Rule 13d-l(b) or Rule 13(d)-2(b), check whether person filing is a:

     Not applicable.

Item 4.   Ownership.
          ---------

     (a) Amount Beneficially Owned: As of December 31, 1996, Mr. Turtletaub beneficially owned 19,969,750 shares of Common Stock.

     Mr. Turtletaub disclaims beneficial ownership of 4,315,080 of such shares which are either held in trust for the benefit of, or are otherwise owned by, family members or are owned by a non-profit corporation, all of which shares Mr. Turtletaub has shared voting and dispositive power.

     (b)  Percent of Class:  34.60%

     (c)  Number of shares of which such person has:

          (i) sole power to vote or to direct the vote:
                    18,566,330 shares

          (ii) shared power to vote or to direct the vote:
                    1,403,420 shares

          (iii)  sole power to dispose or to direct the
               disposition of:  18,566,330 shares

          (iv) shared power to dispose or to direct the disposition of: 1,403,420 shares

Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_ /.

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Item 6.  Ownership of More than Five Percent on
          behalf of Another Person             .
          --------------------------------------

          Not applicable.

Item 7.  Identification and Classification of the
          Subsidiary which Acquired the Security
          Being Reported on by the Parent Holding Company.
          -----------------------------------------------

          Not applicable.

Item 8.  Identification and Classification of Members
          of the Group                               .
          --------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of Group.
          ------------------------------

          Not applicable.

Item 10.  Certification.
          -------------

          Not applicable.

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                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    February 12, 1997      /s/ Marc Turtletaub
                                 -------------------------------------------
                                 Marc Turtletaub

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